Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Corporation Supplemental Disclosure

FOR IMMEDIATE RELEASE IN CANADA ONLY

Pittsburgh, PA (October 6, 2009) – In connection with a proposed private placement of debt securities, NOVA Chemicals Corporation is providing the following supplemental disclosure regarding (i) recent financial performance, (ii) updates on our refinancing efforts, and (iii) a proposed transaction between the International Petroleum Investment Company (“IPIC”), our parent company, and OMV Aktiengesellschaft (“OMV”).

On July 6, 2009, IPIC, which is wholly owned by the government of the Emirate of Abu Dhabi, completed the acquisition of us and, through a wholly owned subsidiary, acquired all of our issued and outstanding common shares for $6.00 per share in cash (the “Acquisition”). Prior to July 6, 2009, IPIC provided us with $350 million of interim debt financing that was converted into common equity at the closing of the Acquisition (the Acquisition and the conversion of the interim debt financing into equity is collectively referred to herein as the “IPIC Transaction”).

Recent Financial Performance

The following presents financial information for the months of July and August 2009, which do not reflect any purchase accounting adjustments for the IPIC Transaction. Our financial results for September 2009 are not finalized. Any purchase accounting adjustments, although not fully known today, will be recorded in our results for the month of September 2009. For a definition of Adjusted EBITDA and an explanation of its usefulness to management, see “Use of EBITDA and Adjusted EBITDA.”

For the two-month period ended August 31, 2009, estimated revenue was approximately $742 million, up from $718 million of revenue for the two-month period ended June 30, 2009. Estimated Adjusted EBITDA for this two-month period was approximately $73 million, compared to Adjusted EBITDA of $45 million for the two-month period ended June 30, 2009, $(39) million Adjusted EBITDA for the fiscal quarter ended March 31, 2009, and $51 million for the fiscal quarter ended June 30, 2009. Gross margin improved during the period from January 1, 2009 to August 31, 2009 as lower feedstock costs, such as natural gas, continued to decline and the spread between natural gas and crude oil prices widened. Polyethylene average benchmark selling prices also recovered from a trough of $0.43 per pound at the end of 2008 to roughly $0.54 per pound in the third quarter of 2009.

For the two-month period ended August 31, 2009, estimated revenue was down approximately $700 million from revenue of $1.421 billion for the two-month period ended August 31, 2008. This is primarily the result of the significant drop in prices for all of our products that occurred in the latter part of 2008 and first part of 2009. Estimated Adjusted EBITDA for the two-month period ended August 31, 2009 was down approximately $50 million from Adjusted EBITDA of $153 million for the comparable period in 2008. Margins have improved during 2009, but have not yet recovered to levels experienced prior to the economic slowdown that began in the fourth quarter of 2008. Selling prices for our products have fallen more than the decline in the cost of feedstock, compared to prices a year ago.

For the two-month period ended August 31, 2009, we had mark-to-market feedstock derivative gains of $20 million, restructuring charges of $20 million and costs related to the IPIC Transaction (described below) of $39 million. For the two months ended June 30, 2009, we had mark-to-market feedstock derivative losses of $3 million and restructuring charges of $33 million. For the two months ended August 31, 2008, we had mark-to-market feedstock derivative gains of $38 million.

We expect our September 2009 operating results from our businesses to be largely in line with July and August 2009 expectations, subject to any non-cash purchase accounting adjustments resulting from the IPIC Transaction. We expect margins for September to be similar to July and August as both selling prices and feedstock costs were slightly higher than the averages for the prior months.

The following table reconciles Adjusted EBITDA to net income for the two month period ended June 30, 2009 and the two month period ended August 31, 2008 and the fiscal quarters ended March 31, 2009 and June 30, 2009. It also reconciles estimated Adjusted EBITDA to estimated net income for the two-month period ended August 31, 2009:

	2009				2008
		July & August	Three Months Ended		July & August
	May & June	(Estimated)	March 31	June 30
	(U.S. Dollars in Millions)
Net income (loss)	$(61)	$(30)	$(123)	$(83)	$76
Interest expense	30	22	46	48	26
Income tax expense (recovery)	(7)	4	(43)	(15)	44
Depreciation and amortization	46	45	65	65	44
Other (gains) losses	1	(7)	0	1	1

EBITDA	9	34	(55)	16	191
Mark-to-market feedstock derivative (gains) losses(1)	3	(20)	(15)	1	(38)
Restructuring charges(2)	33	20	8	34	—
IPIC Transaction costs(3)	—	39	23	0	—

Adjusted EBITDA	$45	$73	$(39)	$51	$153

(1)	We are required to record on our balance sheet the market value of our open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in Feedstock and operating costs and are part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.
(2)

For May and June 2009, restructuring charges consisted of $31 million related to our decision to exit the DYLARK® engineering resin business, $1 million of severance and other employee related costs due to Performance Styrenics restructuring and $1 million related to INEOS NOVA pension plan settlement charges. For July and August 2009, restructuring charges consisted of $20 million of severance and other employee related costs due to restructuring activities across our company. For the three months ended March 31, 2009, restructuring charges consisted of $8 million of severance and other employee related costs due to Performance Styrenics restructuring. For the three months ended June 30, 2009, restructuring charges consisted of $31 million related to our decision to exit the DYLARK engineering resin business, $2 million of severance and other employee related costs due to Performance Styrenics restructuring and $1 million related to INEOS NOVA pension plan settlement charges.

(3)	Financial advisor and legal fees related to the IPIC Transaction.

Use of EBITDA and Adjusted EBITDA

We present EBITDA and Adjusted EBITDA as supplemental measures of our operating performance and our ability to service debt. Because EBITDA and Adjusted EBITDA are two of the financial measures that management uses to evaluate overall financial performance, we believe they provide useful information for our investors. We also present EBITDA and Adjusted EBITDA because we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies and in measuring the ability of “high-yield” issuers to meet debt service obligations.

We believe EBITDA and Adjusted EBITDA are appropriate supplemental measures of debt service capacity because cash expenditures on interest are, by definition, available to pay interest, and depreciation and amortization are non-cash charges. Investors are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating EBITDA and Adjusted EBITDA, investors should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Additionally, investors should be aware that these measures may vary among other companies, including our competitors. Therefore, EBITDA and Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from operations or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

•	EBITDA equals net income (loss) before income taxes, other gains (losses), interest expense (net) and depreciation and amortization.

•

Adjusted EBITDA equals net income (loss) before income taxes, other gains (losses), interest expense (net), depreciation and amortization, restructuring charges, mark-to-market feedstock derivatives and IPIC Transaction costs. In 2008, we changed our definition of Adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. The prior years have been restated accordingly. Adjusted EBITDA assists investors in determining our ability to generate cash from operations.

Refinancing Discussions

During the second quarter of 2009, we negotiated certain amendments to the financial covenants contained in two of our revolving credit facilities, our total return swap transaction and our accounts receivable securitization programs. Our other debt instruments do not contain financial maintenance covenants. Specifically, the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the testing periods through December 31, 2009 were removed, and a new minimum consolidated cash flow covenant, which requires us to maintain consolidated cash flow that is positive for the quarter ending June 30, 2009, and that is not less than $50 million for each of the quarters ending September 30, 2009 and December 31, 2009, was added for these periods. As a result, we were in compliance with our financial covenants for the quarter ended June 30, 2009, and, based on results obtained to date, we expect to be in compliance for the quarters ended September 30, 2009 and December 31, 2009.

We have five revolving credit facilities totaling $765 million that mature in the first quarter of 2010. These facilities include:

•	a $350 million senior secured revolving credit facility provided by a syndicate of lenders;

•	a $150 million senior unsecured credit facility provided by a syndicate of lenders; and

•	three senior unsecured bilateral credit facilities in an aggregate amount of $265 million provided by The Toronto-Dominion Bank.

As of September 30, 2009, we had utilized approximately $544 million under our revolving credit facilities, of which $47 million was in the form of letters of credit.

In addition to our five revolving credit facilities, we have $130 million in accounts receivable securitization programs, which mature in the first quarter of 2010, a $75 million total return swap,

which terminates on March 31, 2010, and Cdn$250 million (US$233 million, based on an exchange ratio of US$0.93 to Cdn$1.00 as of September 30, 2009) of 7.85% senior notes, which mature in August 2010. Collectively, we have an aggregate of $1.2 billion of debt (including the total return swap) that will mature or expire during 2010.

We are currently in active discussions with potential lenders to address the pending maturities of our revolving credit facilities and accounts receivable securitization programs. Following the closing of this offering, we intend to (i) replace our senior secured revolving credit facility with a new senior secured revolving credit facility, (ii) replace or extend our accounts receivable securitization programs, (iii) repay at maturity a portion of our senior unsecured bilateral facilities and extend the maturity of our remaining senior unsecured bilateral facilities, (iv) repay the total return swap upon termination, and (v) terminate undrawn our $150 million senior unsecured credit facility. Although we expect that the terms governing a new senior secured revolving credit facility, a new accounts receivable facility and the term extensions for our senior unsecured bilateral credit facilities will be on terms consistent with market precedent and similar to those currently governing our current facilities, such terms will ultimately be subject to negotiation with potential lenders and counterparties and may be substantially more stringent than the terms in our current agreements. Furthermore, we cannot assure you that we will be able to obtain such facilities on commercially reasonable terms, if at all.

Acquisition by IPIC

IPIC acquired us because of our proprietary technology, the geographic location of our facilities and our talented employees. IPIC also has other investments in the chemicals industry, including Borealis AG (“Borealis”), a petrochemicals company in Europe. Borealis is jointly controlled by IPIC (with 64% of the share capital) and OMV Aktiengesellschaft (“OMV”) (with 36% of the share capital), with OMV having veto rights regarding strategic commercial decisions, such as the appointment of senior management and the approval of the business plan and the budget. OMV is one of the largest oil and gas groups in Central and Southeastern Europe, with significant investments in petrochemicals. In addition, IPIC owns approximately 19.6% of the share capital of OMV. IPIC is currently reviewing synergies between us and its other portfolio companies with the objective of creating a new global polyolefins leader. In this context, IPIC and OMV have decided to share control of us similar to their successful joint ownership and control arrangement for Borealis.

To this end, IPIC, OMV and Borealis entered into an Agreement in Principle (the “AiP”) in August 2009 to define our future corporate governance structure, including the composition of our board of directors and the creation of an owners’ committee (“Owners’ Committee”). The AiP contemplates that Borealis will acquire from IPIC 24.9% of our share capital pursuant to a share purchase agreement still to be negotiated between IPIC and Borealis. The AiP requires the antitrust clearance of the European Commission. An application was filed with the European Commission on September 25, 2009, and the parties expect that clearance will be obtained by the end of October 2009.

Our board of directors, which currently consists of four members, will, following clearance by the European Commission, consist of seven members—four nominated by IPIC, two nominated by OMV and one nominated by Borealis. Dr. Gerhard Roiss (deputy chairman of the executive board of OMV and chairman of Borealis’ supervisory board), David Charles Davies (CFO of OMV and a member of Borealis’ supervisory board) and Mark Garrett (CEO of Borealis) are expected to join our board of directors. The Owners’ Committee will consist of four members—two nominated by IPIC and two nominated by OMV. Pursuant to the terms of the AiP, the four members of the Owners’ Committee shall also be members of our board of directors and, in each such capacity, will effectively control, to the extent permitted by law, matters to be determined by our board of directors and shareholders. Through this arrangement, OMV will share control of our company with IPIC.

We cannot assure you that the proposed integration will be implemented as contemplated in the AiP or that the proposed transactions will be approved by the European Commission.

In September 2009, we announced that our President and Chief Executive Officer, Christopher D. Pappas, elected to retire effective December 31, 2009. We expect to announce his replacement shortly.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs, NOVA Chemicals

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy any security, nor will there be any sale of any security in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

DYLARK® is a registered trademark of NOVA Chemicals Inc.

Forward-Looking Information

This news release contains forward-looking information concerning NOVA Chemicals’ proposed offering of senior notes, including NOVA Chemicals’ plans for the use of the net proceeds of the offering, the possibility of a joint control arrangement between IPIC and OMV; our estimates relating to our financial performance in the third quarter of 2009, and the possibility of near term management and organizational changes. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.